CUSIP No G2519Y 10 8	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)
Credicorp Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G2519Y 10 8

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
	Prima AFP * (Administradora de Fondos de Pensiones).

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

	Perú

	5	Sole Voting Power:

NUMBER OF		6.033.735

SHARES	6	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	7	Sole Dispositive Power:
REPORTING
PERSON		6.033.735

WITH	8	Shared Dispositive Power:

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	6.033.735

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11	Percent of Class Represented by Amount in Row (9):

	6,4%

12	Type of Reporting Person (See Instructions):

	CO

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Item 1(a).	Name of Issuer:

Credicorp Ltd.

Address of Issuer’s Principal Executive Offices:

Item 1(b).	Clarendon House Church Street Hamilton HM11 Bermuda

Item 2(a).	Name of Persons Filing:

Prima AFP

Item 2(b).	Address of Principal Business Office or if None, Residence:

Prima AFP Chinchón 980 San Isidro Lima 27, Perú

Item 2(c).	Citizenship:

See Item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	Cusip Number:

G2519Y 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

CUSIP No G2519Y 10 8	Page 4 of 6

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount Beneficially Owned:

See Item 9 on Page 2

(b)	Percent of Class:

See Item 11 on Page 2

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See Item 5 on Page 2

	(ii)	Shared power to vote or to direct the vote:

See Item 6 on Page 2

	(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on Page 2

CUSIP No G2519Y 10 8	Page 5 of 6

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Prima AFP, a subsidiary of the Issuer, is a pension fund administrator constituted under Peruvian law. Prima AFP owns the shares for the benefit of the beneficiaries of the pension fund.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February, 7th, 2008 (Date)

Prima AFP

By:	/s/
Name:	Michel Flit Pait Chief Financial Officer
Title:	Authorized Signatory